Filed by Citigroup Inc. pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 13e-4(c) and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Citigroup Inc.

Registration No. 333-158100

For Immediate Release Citigroup Inc. (NYSE: C) July 29, 2009

Citi Confirms July 29, 2009 Record Date for Common Proxy Statement

New York—As previously announced, Citi confirms that July 29, 2009 is the settlement date for the public exchange offers and the record date for determining holders of common stock that are entitled to vote on the matters covered by the common proxy statement. The common proxy statement proposes, among other things, to increase the number of shares of common stock that Citi is authorized to issue from 15 billion to 60 billion.

In accordance with the instructions given by the participants in the public exchange offers, shares of common stock to be issued in the public exchange offers will be delivered to the voting trust today and the voting trustee will cause these shares to be delivered to Depository Trust Company (DTC) on July 30, 2009 for allocation to DTC participants. Also in accordance with the instructions given by the participants in the public exchange offers, shares of common stock that were issued in the public exchange offers in exchange for validly tendered public preferred stock and trust preferred securities will be subject to an irrevocable proxy issued by the voting trustee in favor of all of the matters covered by the common proxy statement.

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, which expired on July 24, 2009, Citi filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the “SEC”) on July 17, 2009. This registration statement was declared effective on July 17, 2009. Citi has mailed the prospectus to the holders of its series of convertible and non-convertible public preferred stock and TRUPS and E-TRUPs that may be eligible to participate in the exchange offers. Holders of these series of preferred stock, TRUPs and E-TRUPs are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation, Citi has filed definitive proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards have been mailed to stockholders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials because they contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.

Media:	Alex Samuelson	(212) 559-2791
	Stephen Cohen	(212) 793-0181
	Shannon Bell	(212) 793-6206

Investors:	John Andrews	(212) 559-2718

Fixed Income Investors:	Ilene Fiszel Bieler	(212) 559-5091